File Number: 82-4688

Trivalence
Mining Corporation



NEWS RELEASE

QUARTERLY FINANCIALS

TRIVALENCE MINING CORPORATION (TMI: TSXV, TMIGF: OTCBB) June 2, 2003
For the quarter ended March 31, 2003, the Company reports a net loss of $885,944 or $0.05 per share on revenues of $5,028,624. This compares to a net profit of $871,772 or $0.05 per share on revenues of $7,052,273 for the same period in 2002. For the nine months ended March 31, 2003, the Company reports a net loss of $4,319,748 or $0.25 per share on revenues of $7,547,194. This compares to a net loss of $1,727,172 or $0.10 per share on revenues of $9,801,323 for the same period in 2002. The loss in the nine months ended March 31, 2003 was a result of lower diamond prices due to the size of the diamonds produced and less tonnage processed during the same period in 2002. For the three months ended March 31, 2003, production at Aredor was 11,092 carats, down from the 11,641 carats recovered in the same period last year. Production at the Palmietgat mine was 9,943 carats, up from the 4,809 carats recovered in the same period last year. Increased production at Palmietgat was a result of improvements made to the DMS plant and increase of operations to two shifts since June 2002 resulting in higher feed rates. During the nine months ended March 31, 2003, the Company sold 15,253 carats of Aredor production for US$3,130,005, for an average price of US$205 per carat. During the same period, the Company sold 32,559 carats of Palmietgat production for US$1,775,662, for an average price of US$55 per carat.

The Company is pleased to announce that the second pan plant, Twin 8-foot has started production at Aredor. The construction of third plant (D.M.S.) is on schedule.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa and in the Republic of South Africa. In addition to its mining operations, the Company has a joint venture for kimberlite exploration in the Republic of Botswana with Tinto Botswana (a subsidiary of Rio Tinto).




03022680

Waseem Rahman
Director


SEC MAIL PROCESSING
RECEIVED
JUN 13 2003
WASH. D.C. 155 SECTION
PROCESSED
JUN 19 2003
THOMSON FINANCIAL

For further information, contact **Omair Choudhry**
Phone: (604) 684-2401
Facsimile:(604) 684-2407
Toll Free:1-888-273-3671
Email: tmi@trivalence.com

Or visit our website at www.trivalence.com

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

